

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 6, 2016

Mr. Dennis J. Broderick
Executive Vice President, General Counsel and Secretary
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH 45202

> **Re:** **Macy's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2016**
> **Filed March 30, 2016**
> **File No. 1-13536**

Dear Mr. Broderick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Properties, page 10

1. Please consider disclosing, in an appropriate location in your filing, store count activity for each store brand, including Macy's, Bloomingdale's, Bloomingdale's Outlets, Macy's Backstage and Bluemercury. We believe that understanding the significance of each brand to your consolidated operations is important to your investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 15

2. You state that as of January 30, 2016, your operations were conducted through Macy's, Bloomingdale's and Bluemercury, which are aggregated into one reporting segment in accordance with ASC 280, Segment Reporting; however, on page F-9, you state that your operations are conducted through Macy's, Bloomingdales, Bloomingdale's Outlet, Macy's Backstage, Bluemercury and Macy's China Limited, which are aggregated into

one reporting segment in accordance with ASC 280, Segment Reporting. Please correct this apparent discrepancy in future filings and confirm to us, if true, that Macy's, Bloomingdale's, Bloomingdale's Outlet, Macy's Backstage, Bluemercury and Macy's China Limited are each separate operating segments that are aggregated into one reportable segment.

Important Information Regarding non-GAAP Financial Measures, page 18

3. You disclose "operating income, excluding certain items" which exclude store closing and other costs and disclose "adjusted operating income" in your ROIC calculation which adds back rent expense. It appears that store closing and other costs and rent expense may be normal, recurring, cash operating expenses necessary to operate your business; therefore, your disclosures may be inconsistent with Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next filing.

4. Your presentation of diluted earnings per share attributable to Macy's, Inc. shareholders, excluding certain items appears to be presented net of tax, which may be inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next filing.

Financial Statements

Consolidated Statements of Income, page F-4

5. We note that your real estate gains of $212 million in fiscal year 2015, $92 million in fiscal year 2014 and $79 million in fiscal year 2013 are recorded as decreases to selling, general and administrative expense on the income statement. We also note that you expect to continue to pursue selected real estate dispositions and monetize assets in instances where your business is simultaneously enhanced or when the value of real estate significantly outweighs the value of your retail business. We further note that in the fourth quarter, you launched the marketing of potential partnership and joint venture transactions for real estate, both mall-based stores and your four flagship stores, and that demand has been strong. Please tell us what consideration you gave to presenting gains on real estate transactions as a separate line item on the income statement. Given the increase this year, the expected fiscal year 2016 gain of $235 million, and potential for future transactions, we believe it would help an investor appreciate the impact of your real estate transactions if they are presented on a separate line item.

Consolidated Statements of Changes in Shareholders' Equity, page F-7

6. In a comment letter response dated June 25, 2013, you indicated that you elected to account for the retirement of common stock by recognizing the excess of cost over par value entirely as a deduction from APIC as prescribed by ARB 43, Chapter 1B,

paragraph 7. In fiscal year 2015, it appears that you changed your accounting for the retirement of common stock and now allocate the excess over par value to both retained earnings and APIC. Please tell us how you considered whether this was a change in accounting principle under ASC 250.

Notes to Consolidated Financial Statements

3. Receivables, page F-17

7. We note your $270 million real estate transaction with Tishman Speyer that will enable a re-creation of Macy's Brooklyn store. We note that you will recognize a gain of $250 million under the percentage of completion method over a three year period. We further note that the transaction includes a nearby parking facility, which appears to be your Hoyt Street parking facility. Please tell us why it is appropriate to recognize the gain under the percentage of completion method and how you considered the cost recovery method. Also, please tell us how the sale of the Hoyt Street parking facility was considered in your gain recognition. Refer to ASC 360-20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products